February 7, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karl Hiller, Branch Chief

Re: Neenah Paper, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012, filed March 7, 2013 (File No. 1-32240)

Dear Mr. Hiller:

This letter is in response to the comment in the letter dated January 23, 2014 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Neenah Paper, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012, filed March 7, 2013 (File No. 1-32240).  We have included the comment from your letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis, page 24

1.              We note that you have not complied with prior comment 1, regarding your production volumes and manufacturing capacities. We believe that you will need to disclose additional information to provide adequate context for the percentage of change in sales associated with volume changes and percentage of normal capacity utilization. Please expand your disclosures to quantify the volumes produced and sold for your technical and fine paper products, and to explain how you have measured and aggregated these volumes for the various products within your two segments in deriving your production and utilization figures. Please clarify whether you are using input or output measures, and whether the volumes are of the same or different units of measure, such as tons, crates, or cartons. Given the apparent subjectivity in determining normal capacity, also disclose utilization relative to the maximum operating capacities of your facilities.

Response: We agree to enhance our disclosures around changes in sales due to changes in volume and to provide information on capacity utilization. To that end, we propose to expand the disclosure in “Item 2 — Properties” to include our percentage utilization of our maximum capacity by segment and to provide additional qualitative disclosures on volume changes in the Management Discussion and Analysis to complement our disclosure of both dollar and percentage changes in sales due to volume variations.

We believe that reporting the dollar-weighted percentage effect of changes in units sold is the most appropriate method for our business for the following reasons:

•                  It allows us to aggregate the impact of volume changes in our Technical Products business that uses different units of measure (tons and millions of square yards (“MSY”)) to record shipment volumes.

•                  It allows us to present volume variance information in a consistent manner across both of our business segments.

•                  It allows us to disclose the dollar impact of volume changes from discrete events such as acquisitions or dispositions.  For example, if the acquired brands are priced at a significantly different average price compared to the existing portfolio of products, our approach reflects the greater or lesser dollar value, while only reporting incremental tons sold ignores such pricing effect.

•                  It eliminates the competitive disadvantage that could result from reporting actual units shipped that would allow competitors and customers to easily calculate average selling prices.

Our proposed changes to Item 2 are shown in italics below:

Item 2.    Properties

Our principal executive offices are located in Alpharetta, Georgia, a suburb of Atlanta, Georgia, and we operate a research and development laboratory in the nearby suburb of Roswell, Georgia. We own and operate four paper mills in the United States that produce printing and writing, text, cover, durable saturated and coated substrates and other specialty papers for a variety of end uses. We own and operate three paper mills in Germany that produce transportation and other filter media, wall coverings and durable and saturated substrates.

We believe that each of these facilities is adequately maintained and is suitable for conducting our operations and business. We manage machine operating schedules at our manufacturing locations to fulfill customer orders in a timely manner and control inventory levels.

As of December 31, 2013, following are the locations of our principal facilities and operating equipment and the products produced at each location. All the facilities are owned by us, except as otherwise noted:

Location	Equipment/Resources	Products
Fine Paper Segment
Appleton Mill Appleton, Wisconsin	Two paper machines; paper finishing equipment	Printing and writing, text, cover and other specialty papers
Converting Center Neenah, Wisconsin	Paper finishing equipment	Printing and writing, text, cover and other specialty papers
Neenah Mill Neenah, Wisconsin	Two paper machines; paper finishing equipment	Printing and writing, text, cover and other specialty papers
Whiting Mill Whiting, Wisconsin	Four paper machines; paper finishing equipment	Printing and writing, text, cover and other specialty papers
Technical Products Segment
Munising Mill Munising, Michigan	Two paper machines; two off line saturators; two off line coaters; specialty finishing equipment	Tapes, abrasives, premask, medical packaging and other durable, saturated and coated substrates
Bruckmühl Mill Bruckmühl, Germany	One paper machine; two saturator/coaters; finishing equipment	Masking tape backings and abrasive backings
Lahnstein Mill Lahnstein, Germany	One paper machine; three impregnating and coating machines; two calendars; finishing equipment	Nonwoven wall coverings, printing media and durable substrates
Weidach Mill Feldkirchen-Westerham, Germany	Two paper machines; three saturators; one laminator; two meltblown machines; specialty finishing equipment	Transportation filtration, vacuum cleaner and industrial filter media

See Note 6 of Notes to Consolidated Financial Statements, “Debt” for a description of the material encumbrances attached to the properties described in the table above.

Capacity Utilization

Paper machines in our manufacturing facilities generally operate on a combination of five or seven-day schedules to meet demand.   We are not constrained by input factors and the maximum operating capacity of our manufacturing facilities is calculated based on operating days to account for variations in mix and different units of measure between assets. Due to required maintenance downtime and contract holidays, the maximum number of operating days is defined as 350 days per year.  We generally expect to utilize approximately 85 to 95 percent of our maximum operating capacity.  The following table presents our percentage utilization of maximum operating capacity by segment for the years ended December 31, 2013, 2012 and 2011:

	2013	2012 (1)	2011
Technical Products	88%	88%	87%
Fine Paper (2)	86%	85%	65%

(1)         The increase in the percentage of capacity utilization for our Fine Paper segment for the year ended December 31, 2012 compared to the prior year was primarily due to additional production related to the acquisition of the Wausau brands.

(2)         The Index, Tag and Vellum Bristol product lines acquired from Wausau in January 2012 are manufactured in our Fine Paper mills and the percentage of maximum capacity utilization for the Fine Paper segment includes such production.

As of December 31, 2013, following are the locations of our owned and leased office and laboratory space and the functions performed at each location.

Administrative Location	Office/Other Space	Function
Alpharetta, Georgia	Leased Office Space	Corporate Headquarters and Administration
Roswell, Georgia	Leased Laboratory Space	Research and Development for our paper businesses
Feldkirchen-Westerham, Germany	Owned Laboratory Space	Research and Development for our technical product businesses
Neenah and Appleton, Wisconsin	Owned Office Space	Administration

Historically, we have disclosed the percentage and dollar value change in the volume of products sold by our Technical Products and Fine Paper segments. To improve understanding of the impact of changes in the volume of products sold on net sales, we propose to expand our discussion of material factors affecting volumes shipped for our business segments in “Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations — Executive Summary.”  Following in italics is such language that we expect to incorporate in our Form 10-K for the year ended December 31, 2013.

Item 7.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

During 2013, global economic conditions generally improved from the prior year. The recovery was more pronounced in the U.S., while demand remained subdued in regions such as Western Europe and slowed in certain emerging markets.

In our Technical Products businesses, sales volumes for many product categories are sensitive to changes in gross domestic product in the countries in which we compete. The majority of sales for our Technical Products business are in Europe. In our Fine Paper business, which is mostly in North America, demand for these premium products is correlated with changes in the North American uncoated free sheet market. Demand for uncoated free sheet was down 2.5 percent in 2013 as reported by the Pulp and Paper Products Council (the “PPPC”) as this market remains subject to secular pressures from the increasing use of electronic media for communication. In both of our segments, our objective is to outperform the markets through expansion into adjacent products and new geographies, through share gains and through acquisitions. In 2013, results in our Fine Paper segment benefitted from the purchase of certain premium fine paper brands and other assets from Southworth on January 31, 2013 and from an additional month of sales following a similar acquisition of brands from Wausau on January 31, 2012.

Additional external factors impacting results in 2013 were higher input costs, especially for fiber and energy. Over time, we target changes in selling prices and operation efficiencies to offset impacts from higher input costs.

Analysis of Net Sales — Years Ended December 31, 2013, 2012 and 2011

The following table presents net sales by segment and net sales expressed as a percentage of total net sales:

	Years Ended December 31,
Net sales	2013	2013	2012	2012	2011	2011
Technical Products	$416.1	49%	$406.6	50%	$421.1	61%
Fine Paper	401.8	48%	372.7	46%	274.9	39%
Other	26.6	3%	29.5	4%	—	—
Consolidated	$844.5	100%	$808.8	100%	$696.0	100%

Commentary:

Year 2013 versus 2012

	For the Year Ended		Change in Net Sales Compared to the Prior Year
	December 31,		Total	Change Due To
	2013	2012	Change	Volume	Average Net Price	Currency
Technical Products	$416.1	$406.6	$9.5	$5.1	$(4.2)	$8.6
Fine Paper	401.8	372.7	29.1	16.7	12.4	—
Other	26.6	29.5	(2.9)	(2.9)	—	—
Consolidated	$844.5	$808.8	$35.7	$18.9	$8.2	$8.6

Consolidated net sales for the year ended December 31, 2013 were $35.7 million higher than the prior year primarily due to incremental volume growth in both segments, a more favorable product mix for our fine paper business and favorable currency exchange rate effects.

•                  Net sales in our technical products business increased $9.5 million, or two percent, as favorable currency effects and increased volume more than offset lower average selling prices. Sales volumes increased approximately one percent from the prior year due to growth in transportation filtration and specialty tape shipments that more than offset a decline in wall covering volume. Favorable currency exchange effects reflected a three percent strengthening of the Euro relative to the U.S. dollar during 2013. Average selling prices decreased less than one percent from the prior year and included the effect of contractual price adjustments for certain grades due to the pass-through of lower input costs.

•                  Net sales in our fine paper business increased $29.1 million or eight percent from the prior year due to increased volume and a more favorable product mix.  Sales volumes increased approximately four percent due to incremental volume from the acquisitions of the Southworth and Wausau brands and double-digit growth in luxury packaging shipments, partially offset by lower shipments of both lower priced non-branded products and certain branded products.  Average net price improved from the prior year due to a more favorable product mix that included a greater proportion of higher priced products and modestly higher average selling prices.

•                  Other net sales decreased $2.9 million from the prior year due to lower sales volume for the Index, Tag and Vellum Bristol product lines acquired from Wausau.

** Rule 83 confidential treatment request made by Neenah Paper, Inc.; Request number 1 **

In further response to the above comment, we are concurrently providing supplemental information to the Staff under cover of a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice (17 C.F.R. §200.83) adopted under the Freedom of Information Act.

SUPPLEMENTAL INFORMATION IN RESPONSE TO

COMMENT 1 OF THE STAFF LETTER DATED JANUARY 23, 2014

We believe that our current practice of providing the percentage and dollar value of changes in shipment volume on net sales, together with the enhanced disclosure above, provides the reader with an understanding of the impact of shipment volume without publicly disclosing sensitive proprietary information.  With this information, the reader can evaluate the percentage change in our shipment volume in relation to activity in the macro-economic and industry environment in which our businesses operate to assess our performance and the success or failure of our operating strategies.

However, we believe that reporting such proprietary information in our public filings could adversely affect our competitive position.  The combination of sales and shipment data for our Fine Paper business would allow both competitors and customers to calculate average selling prices and also see the year-to-year trend in average pricing.  In that segment, we primarily operate in a premium niche of the overall paper industry.  In that niche, we have one major competitor and they are a private company.  Our situation is very different from the more commodity portion of the paper industry where pricing information is more readily available.

The following table shows shipment data in units by segment for the five years ended December 31, 2013.

	For the Years ended December 31,
	2013	2012	2011	2010	2009
Fine Paper
Information previously reported:
Net sales	$401,800	$372,700	$274,900	$273,400	$255,600

Dollar change in sales attributable to volume	$16,700	$97,200	$(7,700)	$11,900

Dollar-weighted volume variance	4%	35%	(3)%	5%

Supplemental information being provided to the Staff:

***

In most cases, changes in sales dollars due to volume will equal changes in unit volume shipments, as shown above for 2011 and 2010.  For the years ended December 31, 2013 and 2012, the percentage change due to volume variances for our Fine Paper segment were different due to the acquisition of the Wausau and Southworth brands where the average selling prices of the acquired brands were significantly different than our existing average selling price.  ***  The dollar-weighted volume variance above of 35% captures that effect and reflects a lower dollar-weighted percentage volume variance than the absolute *** change in volume.  We believe that reporting the dollar-weighted percentage change due to volume better reflects the entire effect of the acquisition.

The opposite effect occurred in the year ended December 31, 2013 due to the acquisition of the Southworth brands.   ***  Absent these acquisitions, the percentage change in units and the reported dollar-weighted volume change would have been equal, as it was in prior periods.

	For the Years ended December 31,
	2013	2012	2011	2010	2009
Technical Products
Information previously reported:
Net sales	$416,100	$406,600	$421,100	$384,300	$318,300

Dollar change in sales attributable to volume	$5,100	$(2,500)	$3,000	$57,700

Dollar-weighted volume variance	1%	(1)%	1%	18%

Supplemental information being provided to the Staff:

***

The use of a dollar-weighted variance calculation for our Technical Products segment facilitates reporting of a volume variance for this segment which does not use a single unit of measure to record shipment volume.  As shown in the preceding table, the dollar-weighted volume variance reported clearly reflected the weighted average of the variances of shipments recorded in tons and those recorded in millions of square yards (“MSY”).  Such combined dollar-weighted reporting is more useful to the reader than reflecting the dissimilar parts of the whole.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (678) 518-3265.

Sincerely,

/s/ Bonnie C. Lind
Bonnie C. Lind
Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)